Explanatory Note: The following is a joint communication issued by each of KeyCorp and First Niagara Financial Group, Inc. to their respective employees.

Filed by KeyCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Niagara Financial Group, Inc.

Filer’s SEC File No.: 001-11302

Date: October 30, 2015

Better Together and Playing to Win.

KeyBank | FIRST NIAGARA

KeyBank and First Niagara are joining forces to become the best regional bank in the U.S.

We are proud to announce that KeyCorp and First Niagara Financial Group, Inc. are combining forces to form the 13th largest U.S. commercial bank.

We believe that our cultures, our strategies, and our collective commitment to the communities we serve are a great fit. This union provides us with an extraordinary opportunity to build on the remarkable talent and tremendous presence that KeyBank and First Niagara have created in our markets. Together, we will forge an even stronger regional presence across diverse, high-share, and attractive markets where we can compete and win.

While the process to integrate our organizations won't begin for several months, we want to give you a sense of why we believe that we are better together. We hope you will recognize how much our two organizations have in common:

- We are people-first organizations that share the values of teamwork, respect, accountability, integrity, and leadership.
- We build enduring client relationships, and deliver great service.
- We share Main Street values and – together – we can offer Wall Street capabilities.
- And, we share a proud legacy of philanthropy and community service.

Today is just the beginning of our communications with you. You can expect to hear from us early and often about transition and integration activities. We are confident that we have the shared expertise, the culture, the capital, and the capacity to ensure a seamless transition.

We have tremendous talent and experience on both teams and we will do what's right for our employees, our clients, our communities, and our shareholders.

We will be in our New York markets next week. We look forward to sharing our enthusiasm for our bright future... Better Together.

Very best regards,

Beth E Mooney

Beth Mooney
Chairman and Chief Executive Officer
KeyCorp

Gary M. Crosby
President and Chief Executive Officer
First Niagara Financial Group



Together...

- We keep the client at the center of all we do.
- Our employees do work that matters, have opportunities for growth, and are recognized and rewarded for their efforts.
- We help our neighbors prosper and our communities thrive.
- We reward our shareholders by being a focused, well-run regional bank with a strong risk profile.

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling 216-689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling 716-819-5669 or by sending an e-mail to investor@fnfg.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of KeyCorp and First Niagara in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. ©2015 KeyCorp. **KeyBank is Member FDIC.**